United States securities and exchange commission logo





                            April 28, 2020

       Keary L. Colwell
       Senior Executive Vice President and Chief Financial Officer
       BayCom Corp
       500 Ygnacio Valley Road
       Suite 200
       Walnut Creek, CA 94596

                                                        Re: BayCom Corp
                                                            Registration
Statement on Form S-3
                                                            Filed April 22,
2020
                                                            File No. 333-237791

       Dear Ms. Colwell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance